Exhibit 99.3

Press Release

Sanofi provides update on MOBILIZE phase 3 study of riliprubart in chronic inflammatory demyelinating polyneuropathy

Paris, June 10, 2026. Sanofi today announced that the riliprubart MOBILIZE phase 3 study (clinical study identifier: NCT06290128) in patients with chronic inflammatory demyelinating polyneuropathy (CIDP) refractory to standard-of-care treatment will be stopped. This decision follows an interim analysis by an independent data monitoring committee, which determined that the MOBILIZE study is unlikely to provide sufficient efficacy. No safety signals related to riliprubart were identified as part of this interim analysis. The continuation of other ongoing studies with riliprubart, including the VITALIZE phase 3 study (clinical study identifier: NCT06290141) in IVIg-treated patients with CIDP, will be evaluated accordingly.

Sanofi is deeply grateful to the patients, caregivers, and investigators who participated in the MOBILIZE study.

Sanofi will work closely with investigators and site teams to ensure a wind-down of the MOBILIZE study, with appropriate transition of care for all enrolled patients. Sanofi will conduct a thorough analysis of the MOBILIZE data to inform future research directions and contribute to the broader scientific understanding of CIDP.

Financial considerations

The termination of the MOBILIZE phase 3 study will not incur any significant financial cost. There is no change to the financial guidance for 2026.

About riliprubart

Riliprubart (SAR445088, BIVV020) is an IgG4 humanized monoclonal antibody that selectively inhibits activated C1s in the classical complement pathway of the innate immune system. By blocking C1s, riliprubart has the potential to inhibit key inflammatory mechanisms that drive demyelination and axonal damage in CIDP. Riliprubart is currently under clinical investigation, and its safety and efficacy have not been evaluated by any regulatory authority. For more information on riliprubart clinical studies, please visit www.clinicaltrials.gov.

About CIDP

CIDP is a rare neurological condition that causes progressive weakness and sensory impairment in the arms and legs. CIDP occurs when the body’s immune system attacks the myelin sheaths around nerve cells in the peripheral nervous system. Timely diagnosis of CIDP is important because it allows for appropriate treatment, which is essential to preventing long-term disability. However, despite available therapies, many individuals are left with residual symptoms, including weakness, numbness, and fatigue that can lead to long-term morbidity and diminished quality-of-life. Approximately 30% of people with CIDP do not respond to standard therapies. In people with CIDP who do respond, about 70% of the response is considered incomplete. Less than one-third of people with CIDP remain in remission without continued therapy.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pesheva@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi forward-looking statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future events and economic performance. Words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “can,” “contemplate,” “could,” “is designed to,” “may,” “might,” “potential,” “objective,” “attempt,” “target,” “project,” “strategy,” “strive,” “desire,” “predict,” “forecast,” “ambition,” “guideline,” “seek,” “should,” “will,” “goal,” or the negative of these, and similar expressions are intended to identify forward-looking statements. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the U.S Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates; the fact that product candidates if approved may not be commercially successful; unexpected regulatory actions or delays, or government regulation generally; authorities’ decisions regarding whether and when to approve a product candidate; political pressure in the United States to mandate lower drug prices including “most favored nation” pricing for State Medicaid programs; the future approval and commercial success of therapeutic alternatives; Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general; risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation; trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the French Markets Authority (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2025, or contained in our periodic reports on Form 6-K. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. In light of these risks, uncertainties, and assumptions, you should not place undue reliance on any forward-looking statements contained herein.

All trademarks mentioned in this press release are the property of the Sanofi group.